Exhibit 99.1

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Operations	4

Consolidated Statements of Comprehensive Income (Loss)	5

Consolidated Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8 - 21

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,438	$22,575
Restricted bank deposit	-	36
Short-term bank deposit	40,000	40,000
Trade receivables (net of allowances for doubtful accounts amounted to $24 and $9 as of June 30, 2018 and December 31, 2017, respectively)	14,393	20,266
Inventories	119	1,199
Other accounts receivable and prepaid expenses	2,635	2,685

Total current assets	88,585	86,761

SEVERANCE PAY FUND	3,009	3,052

OTHER LONG - TERM RECEIVABLES	312	172

PROPERTY AND EQUIPMENT, NET	1,917	1,924

Total assets	$93,823	$91,909

The accompanying notes are an integral part of the consolidated financial statements.

2

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,879	$1,828
Employees and payroll accruals	4,052	4,062
Deferred revenues and advances from customers	1,021	2,601
Other accounts payable and accrued expenses	2,275	3,428

Total current liabilities	9,227	11,919

NON- CURRENT LIABILITIES:
Deferred revenues	100	21
Accrued severance pay	3,513	3,573

Total non-current liabilities	3,613	3,594

Total liabilities	$12,840	$15,513

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at June 30, 2018 and December 31, 2017; 13,677,357 and 13,446,007 shares issued and 13,641,325 and 13,409,975 shares outstanding at June 30, 2018 and December 31, 2017, respectively	$640	$628
Additional paid-in capital	134,734	131,491
Accumulated other comprehensive loss	(2,604)	(2,520)
Accumulated deficit	(51,787)	(53,203)

Total shareholders’ equity	80,983	76,396

Total liabilities and shareholders’ equity	$93,823	$91,909

The accompanying notes are an integral part of the consolidated financial statements.

3

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2018	2017
	Unaudited
Revenues:
Products and related services	$11,842	$4,978
Projects	5,903	10,633
Warranty and support	3,797	1,346

	21,542	16,957

Cost of revenues:
Products and related services	3,362	2,294
Projects	1,911	2,207
Warranty and support	494	164

	5,767	4,665

Gross profit	15,775	12,292

Operating expenses:
Research and development	7,496	5,227
Less - royalty-bearing participation	754	312

Research and development, net	6,742	4,915

Sales and marketing, net	6,324	5,886
General and administrative	1,990	2,158

Total operating expenses	15,056	12,959

Operating income (loss)	719	(667)

Financial income, net	373	150

Income (loss) before taxes on income	1,092	(517)
Taxes on income	(13)	(23)
Net income (loss)	$1,079	$(540)

Basic net income (loss) per Ordinary Share	$0.08	$(0.05)

Diluted net income (loss) per Ordinary Share	$0.08	$(0.05)

Weighted average number of Ordinary Share used in computing basic net income (loss) per Ordinary Share	13,549,494	11,673,240

Weighted average number of Ordinary Share used in computing diluted net income (loss) per Ordinary Share	13,817,995	11,673,240

The accompanying notes are an integral part of the consolidated financial statements.

4

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Net income (loss)	$1,079	$(540)

Other comprehensive loss:

Foreign currency translation adjustments	(84)	(4)

Total other comprehensive loss	(84)	(4)

Comprehensive income (loss)	$995	$(544)

The accompanying notes are an integral part of the consolidated financial statements.

5

RADCOM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Ordinary Shares		Additional paid-	Receivable on account of	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	in capital	shares	loss	deficit	equity

Balance as of December 31, 2017	13,409,975	$628	$131,491	$-	$(2,520)	$(53,203)	$76,396

Exercise of options into Ordinary Shares	194,392	10	1,932	(29)	-	-	1,913
RSUs vested	36,958	2	(2)	-	-	-	-
Share-based compensation and RSUs	-	-	1,342	-	-	-	1,342
Cumulative effect of changes in accounting principles (ASC 606)	-	-	-	-	-	337	337
Net income	-	-	-	-	-	1,079	1,079
Other comprehensive loss	-	-	-	-	(84)	-	(84)

Balance as of June 30, 2018 (unaudited)	13,641,325	$640	$134,763	$(29)	$(2,604)	$(51,787)	$80,983

The accompanying notes are an integral part of the consolidated financial statements.

6

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from operating activities:
Net income (loss)	$1,079	$(540)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	322	243
Share-based compensation and RSUs	1,342	1,240
Change in:
Severance pay, net	(17)	52
Trade receivables, net	6,050	(6,255)
Other account receivables and prepaid expenses	(118)	558
Inventories	1,063	168
Trade payables	184	(924)
Employees and payroll accruals	8	(24)
Other accounts payable and accrued expenses	(817)	262
Deferred revenues and advances from customers	(1,395)	(1,797)

Net cash provided by (used in) operating activities	7,701	(7,017)

Cash flows from investing activities:

Purchase of property and equipment	(457)	(298)

Net cash used in investing activities	(457)	(298)

Cash flows from financing activities:

Exercise of options into Ordinary Shares	1,913	647

Net cash provided by financing activities	1,913	647

Foreign currency translation adjustments on cash and cash equivalents	(330)	(50)

Increase (decrease) in cash and cash equivalents and restricted bank deposit	8,827	(6,718)
Cash and cash equivalents and restricted bank deposit at beginning of the period	22,611	42,918

Cash and cash equivalents and restricted bank deposit at end of the period	$31,438	$36,200

(a)	Non-cash investing activities:
	Purchase of property and equipment	$107	$130

(b)	Cash paid during the period for:
	Taxes on income	$13	$23

The accompanying notes are an integral part of the consolidated financial statements.

7

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”) is an Israeli corporation which provides NFV-ready service assurance, cloud-native network intelligence solutions for Communication Service Providers (“CSPs”). The Company’s solutions include RADCOM Service Assurance (MaveriQ), an NFV service assurance solution which continuously monitors network performance and quality of services to optimize user experience for CSPs’ subscribers and RADCOM Network Visibility, a cloud-native network visibility solution launched in February 2018 that offers advanced network intelligence and packet broker functionality. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM and mobile broadband. The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil, respectively. The Company also has a wholly-owned subsidiary in India, that primarily provides marketing, customer support and development services worldwide. Additionally, the Company has a wholly-owned subsidiary in Israel solely established for the purpose of making various investments, including securities purchases.

b.	In December 2015, the Company entered to a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of the Company’s solutions to AT&T, a leading North American Tier-1 telecom operator (the “AT&T Engagement”). Since then, the Company signed additional agreements with Amdocs in connection with the AT&T Engagement. During the six month periods ended June 30, 2018 and 2017, the Company recognized revenues in the amount of $7,903 and $8,614 pursuant to the AT&T Engagement and the additional agreements, which represent approximately 37% and 51% of the total consolidated revenues of the Company, respectively. (See also Note 10c).

The Company depends on a limited number of contract customers for selling its solution. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position.

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the company’s business, results of operations and financial condition.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and the standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) considered necessary for a fair presentation of the Company’s consolidated financial position as of June 30, 2018. Consolidated results of operations and consolidated cash flows for the six month periods ended June 30, 2018 and 2017, have been included. The results for the six month period ended June 30, 2018, are not necessarily indicative of the results that may be expected for the year ending on December 31, 2018.

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company’s Annual Report on Form 20-F for the period ended December 31, 2017 filed with the SEC on March 28, 2018, are applied consistently in these unaudited interim consolidated financial statements, except for:

a.	Recently issued and adopted accounting standards:

1.	In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard replaced the revenue recognition guidance in US GAAP under Accounting Standards Codification (“ASC”) Topic 605 and was required to be applied retrospectively to each prior period presented or applied using a modified retrospective method with the cumulative effect recognized in the beginning retained earnings during the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018.

On January 1, 2018, the Company adopted ASC Topic 606-10 using the modified retrospective method and applied the standard to those contracts which were not substantially completed as of January 1, 2018 and recognized the cumulative effect of initially adopting as an adjustment to the opening balance of accumulated deficit as of that date. As a result of this adoption, the Company revised its accounting policy for revenue recognition as detailed below.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition:

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

a)	Identify the contract with a customer:

The Company generally considers either agreements or purchase orders, which in some cases are governed by master agreements, to be contracts with customers. In evaluating the contract with a customer, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

b)	Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

The main performance obligations usually are the provisions of the following:

License for its software solutions (which may include significant customization), professional services, service type warranty and post-contract customer support, each of which are distinct, to be the identified performance obligations.

c)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Company doesn’t usually grant its customers with a right to return the products sold. However, in some cases, the arrangements may include refunds, liquidated damages, penalties or other damages if the Company fails to deliver future goods or services or if the goods or services fail to meet certain specifications to acceptance criteria. All of the above are accounted for as variable considerations, which may be considered as adjustments to the transaction price.

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component.

10

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d)	Allocate the transaction price to the performance obligations in the contract:

The Company’s selling price is highly variable. Each contract is different by its scope and price. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis.

e)	Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Revenues from the software solutions which includes software license with significant customization are usually recognized over time during the customization period based on Man Months (“MM”) incurred to date in ratio to total estimated MM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from software solutions which include customer acceptance or software license only contracts which do not include significant customization, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered. Revenues related to service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Deferred revenues represent unrecognized fees collected as well as other advances and payments received from customers, for which revenue has not yet been recognized. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

See also Note 4 for details about the impact from adopting the new revenue standard and other required disclosures.

2.	In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the new standard effective January 1, 2018. The adoption of this new guidance had an immaterial impact on the Company’s consolidated financial statements.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting. ASU No. 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in ASC Topic 718 to a change in the terms or conditions of a share-based payment award. ASU No. 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under ASC Topic 718. The Company adopted ASU No. 2017-09 during the first quarter of 2018. The adoption of this new guidance had no impact on the Company’s consolidated financial statements.

b.	New accounting standards not yet effective:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update introduces a number of changes and simplifies previous guidance, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The update retains the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remains largely unchanged from previous guidance. However, key aspects of the update were aligned with the revenue recognition guidance in ASC Topic 606. Additionally, the update defines a lease as a contract, or part of a contract, that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of the identified asset means that the customer has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. This update requires the modified retrospective transition approach, which requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented. The modified retrospective approach includes a number of optional practical expedients related to identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply the practical expedients will, in effect, continue to account for leases that commenced before the effective date in accordance with the previous US GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous US GAAP. The amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods. Early adoption is permitted. The Company is currently evaluating the potential impact, of the adoption of these amendments on its consolidated financial statements.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: - REVENUES

The most significant impact of the standard on the Company’s financial statements relates to differences in timing of revenue recognition under the new standard as disclosed in the tables below.

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC Topic 606-10 were as follows:

	Balance as of December 31, 2017	Adjustments following the adoption of ASC 606	Balance as of January 1, 2018
		Unaudited	Unaudited
Deferred revenue and advances from customers	$(2,601)	$80	$(2,521)
Trade receivables, net	20,266	233	20,499
Other accounts receivable and prepaid expenses	2,685	24	2,709
Accumulated deficit	$53,203	$(337)	$52,866

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on the Company’s consolidated statements of operations, cash flows, and balance sheets were as follows:

	Six months ended June 30, 2018 (Unaudited)
	As reported	Balances before adoption of ASC 606	Effect of change
Statements of operations
Revenues - Products and related services	$11,842	$10,911	$931
Revenues - Warranty and support	3,797	3,802	(5)
Cost of revenues - Products and related services	3,362	3,328	34
Sales and marketing, net	6,324	6,221	103
General and administrative	1,990	1,972	18
Net income	1,079	308	771
Earnings per share
Basic	0.08	0.02	0.06
Diluted	0.08	0.02	0.06

Cash flows
Net income	1,079	308	771
Changes in assets and liabilities:
Trade receivables, net	6,050	6,617	(567)
Other account receivables and prepaid expenses	(118)	(155)	37
Employees and payroll accruals	8	(46)	54
Other accounts payables and accrued expenses	(817)	(881)	64
Deferred revenue and advances from customers	(1,395)	(1,036)	(359)

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: - REVENUES (Cont.)

	June 30, 2018 (Unaudited)
	As reported	Balances before adoption of ASC 606	Effect of change
Balance sheets
Trade receivables, net	$14,393	$13,593	$800
Other accounts receivable and prepaid expenses	2,635	2,648	(13)
Employees and payroll accruals	(4,052)	(3,998)	(54)
Deferred revenues and advances from customers	(1,021)	(1,560)	539
Other accounts payable and accrued expenses	(2,275)	(2,211)	(64)
Deferred revenues – long term	(100)	-	(100)
Accumulated deficit	51,787	52,895	(1,108)

The following table presents the significant changes in the deferred revenue balance during the six months ended June 30, 2018:

Six months ended June 30, 2018 (Unaudited)
Balance, beginning of the period	$2,622
Cumulative effect of changes in accounting principles (ASC 606)	(80)
New performance obligations	1,051
Reclassification to revenue as a result of satisfying performance obligation	(2,472)
Balance, end of the period	1,121
Less: long-term portion of deferred revenue	(100)

Current portion, end of the period	$1,021

On June 30, 2018, we had $16,221 of remaining performance obligations not yet satisfied or partly satisfied related to our revenues. We expect to recognize approximately 58% of this amount as revenues during the next 12 months and the rest thereafter.

NOTE 5: - SHORT-TERM BANK DEPOSIT

	Interest rate
Currency	%	Deposit amount	Maturity date
As of June 30, 2018

U.S. dollars	2.28	$40,000	December 27, 2018

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - INVENTORIES

	June 30,	December 31,
	2018	2017
	Unaudited

Finished products (*)	$119	$1,199

	$119	$1,199

(*)	Includes $612 on December 31, 2017, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met as of that date.

NOTE 7: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

The Company receives research and development grants from the Israel Innovation Authority (the “IIA”). In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

As of June 30, 2018, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $46,737.

Royalty expenses relating to the IIA grants included in cost of revenues during the six month periods ended June 30, 2018 and 2017 were $646 and $594, respectively.

In May 2010, the Company received a notice from the IIA regarding alleged miscalculations of the amount of royalties paid by the Company to the IIA for the years 1992-2009 and the revenues basis on which the Company had to pay royalties. The Company believes that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued. The Company reviewed with the IIA the alleged miscalculations. The Company assessed the merits of the aforesaid arguments raised by the IIA and recorded a liability for an estimated loss.

b.	From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company’s estimations and related accruals, if any, are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events relating to a particular matter.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - SHAREHOLDERS’ EQUITY

Share-based compensation:

a.	On April 3, 2013, the Company approved a new Share Option Plan (the “2013 Share Option Plan”). The 2013 Share Option Plan provides for the grant of options to purchase Ordinary Shares to provide incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company’s Board of Directors (the “Board”) elected the “Capital Gains Route”.

On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares, restricted shares and Restricted Share Units (“RSUs”) to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

On October 30, 2016, the Board resolved to increase the number of Ordinary Shares reserved under the 2013 Share Option Plan, from 1,250,000 to 2,450,000.

The total number of Ordinary Shares available for future grants under the 2013 Share Option Plan as of June 30, 2018, was 883,470.

b.	The following is a summary of the Company’s stock options activity for the six month period ended June 30, 2018:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2017	679,552	$13.20	3.35	$4,517
Granted	-	-
Exercised	(194,392)	10.00
Expired and forfeited	(7,450)	18.47

Outstanding at June 30, 2018	477,710	$14.43	3.20	$2,554

Vested and expected to vest at June 30, 2018	477,710	$14.43	3.20	$2,554

Exercisable at June 30, 2018	164,208	$11.42	2.40	$1,368

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of the six month period ended June 30, 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2018. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

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RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

c.	As of June 30, 2018, stock options under the 2013 Share Option Plan, as amended are as follows:

	Options outstanding at June 30, 2018			Options exercisable at June 30, 2018
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

5.35-6.00	10,400	5.49	0.70	10,400	5.49	0.70
11.12-14.52	294,558	11.79	2.75	153,808	11.82	2.52
18.90-19.85	172,752	19.47	4.11	-	-	-

	477,710			164,208

d.	The following is a summary of the Company’s RSUs activity for the six month period ended June 30, 2018:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2017	240,054	1.74	$4,765
Granted	30,200
Vested	(36,958)
Cancelled and forfeited	(4,450)

Outstanding at June 30, 2018	228,846	1.55	$4,520

Vested and expected to vest at June 30, 2018	228,846	1.55	$4,520

e.	The weighted average fair value of options granted during the six month period ended June 30, 2017 were $7.96. No options were granted during the six month period ended June 30, 2018.

f.	The weighted average fair values of RSUs granted during the six month periods ended June 30, 2018 and 2017 were $19.62 and $18.44 per share, respectively.

17

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

g.	The following table summarizes the departmental allocation of the Company’s share-based compensation charges:

	Six months ended June 30,
	2018*	2017*
	Unaudited

Cost of revenues	$77	$67
Research and development, net	411	242
Sales and marketing, net	462	272
General and administrative	392	659

	$1,342	$1,240

(*)	Including $827 and $778 of compensation cost related to RSUs for the six month periods ended June 30, 2018 and 2017, respectively.

h.	Share-based compensation:

As of June 30, 2018, there are $3,374 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.12 years.

NOTE 9: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Six months ended June 30,
	2018	2017
	Unaudited

Financial income:
Foreign currency translation adjustments	$298	$193
Interest from banks	696	257

	994	450

Financial expenses:
Interest and bank charges	(8)	(36)
Foreign currency translation adjustments	(613)	(264)

	(621)	(300)

Financial income, net	$373	$150

18

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Six months ended June 30,
	2018	2017
	Unaudited
Numerator:

Numerator for basic and diluted net income (loss) per share	$1,079	$(540)

Denominator:

Denominator for basic net income (loss) per share - weighted average number of Ordinary Shares	13,549,494	11,673,240

Effect of dilutive securities:
Outstanding options and RSUs	268,501	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of Ordinary Shares	13,817,995	11,673,240

c.	Revenues by geographic region are as follows (prior period amounts have not been adjusted under the modified retrospective method):

	Six months ended June 30,
	2018	2017
	Unaudited

North America	$12,691	$8,933
Europe	164	431
Asia (excluding Philippines)	845	140
Philippines	5,566	3,839
South America (excluding Brazil)	198	607
Brazil	1,757	719
Other (including Israel)	321	2,288

	$21,542	$16,957

19

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.	The Company is a party to a reseller agreement with Allot Communications Inc., (“Allot”), a company to which the Company’s controlling shareholder is an interested party, giving Allot the right to distribute the Company’s products.

Revenues related to this reseller agreement are included in Note 10e below as “revenues”. For the six month periods ended June 30, 2018 and 2017, revenues aggregated to $55 and $16, respectively.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties. The U.S. subsidiary sub-leased certain premises to a related party until April 30, 2017. The aggregate net amounts of lease and maintenance expenses for the six month periods ended June 30, 2018 and 2017 were $475 and $397, respectively. Such amounts expensed by the Company are disclosed in Note 10e below as part of “Expenses”.

3.	Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. Such amounts expensed by the Company are disclosed in Note 10e below as part of “Expenses” and “Capital expenses”.

b.	The executive chairman of the Board (the “Executive Chairman”) since September 10, 2015 is, among other things, also the life partner of the Company’s former chairman of the Board, a currently serving director and a controlling shareholder of the Company. The Executive Chairman is entitled to a fixed monthly salary. During the six month periods ended June 30, 2018 and 2017, the Company recorded salary expenses with respect to the Executive Chairman in the amount of $55 and $54, respectively.

c.	Since 2015, the Company entered several agreements with Amdocs, to sell its solution, pursuant to which the Company recorded revenues in the amount of $7,903 and $8,614, related to the AT&T Engagement during the six month periods ended June 30, 2018 and 2017, respectively (See also Note 1b). The Company’s controlling shareholder and director serves as a director in Amdocs.

20

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Balances with related parties:

	June 30,	December 31,
	2018	2017
	Unaudited
Assets:

Trade receivables	$7,335	$14,329
Other account receivables and prepaid expenses	$-	$2

Liabilities:

Trade payables	$106	$63
Other account payables and accrued expenses	$187	$140

e.	Transactions with related parties:

	Six months ended June 30,
	2018	2017
	Unaudited

Revenues	$7,958	$8,630

Expenses:
Cost of revenues	$58	$93

Operating expenses:
Research and development, net	$241	$183
Sales and marketing, net	$131	$95
General and administrative	$127	$109

Capital expenses	$40	$9

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